

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 25, 2016

Mr. David M. Wehner
Chief Financial Officer
Facebook, Inc.
1601 Willow Road
Menlo Park, CA 94025

> **Re:**   **Facebook, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed January 28, 2016**
> **File No. 001-35551**

Dear Mr. Wehner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for income taxes, page 45

1.   Based on the information in note 13, we calculate your domestic federal effective tax rate for the U.S. in 2015 to be 79%. Please explain to us the reasons why the domestic federal effective tax rate was so much higher than your statutory rate.

2.   We note from your remarks in an earnings call dated January 27, 2016, that you anticipate your full year GAAP tax rates to be in the low 30's on a percentage basis and that you expect your tax rate will decline further over time and resemble those for your global peers over the next several years. Please tell us the reasons for your expectation of a decreasing effective tax rate from 40% in 2015 to the low 30's on a percentage basis.

Notes to Consolidated Financial Statements

Note 13. Income Taxes, page 78

3. We note that your domestic income before provision for income taxes decreased from $4,918 million in 2014 to $2,802 million in 2015. Conversely, we note that your foreign income before provision for income taxes increased from a loss of $8 million in 2014 to income of $3,392 million in 2015. Please tell us what caused this shift. In addition, identify for us the jurisdictions in which you generate significant pre-tax income and the related amounts that comprise the $3,392 million of foreign pre-tax income in 2015. Please also clarify the jurisdictions that comprise the $8 million foreign pre-tax loss in 2014. Last, tell us how this shift affected your consolidated effective tax rate, and describe and quantify for us any reasons that offset the effects of this shift in 2015.

4. We note your gross unrecognized tax benefits increased from $1,682 million at December 31, 2014, to $3,017 million at December 31, 2015. Please explain to us where this increase is presented in your reconciliation of the U.S. federal statutory income tax rate to your effective tax rate on page 78.

5. Please provide the disclosures required by ASC 740-30-50-2 related to undistributed earnings of subsidiaries and corporate joint ventures, or tell us why they are not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services